SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October 2013

PACIFIC THERAPEUTICS LTD.

(Translation of registrant’s name into English)

409 Granville Street, Suite #1500
Vancouver, BC, V6C-1T2 Canada
Tel: 604-738-1049
Fax: 604-738-1094

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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SUBMITTED HEREWITH

Exhibits

Exhibit No.	Description
99.1	News Release dated October 15, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 15, 2013

PACIFIC THERAPEUTICS LTD

By:	/s/ Douglas H. Unwin
Name:	Douglas H. Unwin
Title:	CEO

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